September 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Stephen Krikorian
Kathleen Krebs
Amanda Kim

Re:	Backblaze, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 11, 2021
CIK No. 0001462056

Ladies and Gentlemen:

On behalf of Backblaze, Inc. (the “Company”), and in connection with the submission via EDGAR of Amendment 2 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), this letter responds to the comments set forth in the letter to the Company dated May 25, 2021 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comments from the May 25, 2021 letter in italicized print, and the Company’s responses are provided below each comment.

Revenue Recognition, page F-10

1.

You disclose that revenues from subscription-based arrangements are recognized on a straight-line basis over the contractual term and fees from consumption-based arrangements are recognized as services are delivered based on the amount of daily storage consumed. Please tell us what consideration was given to disaggregating revenue by these categories. Refer to ASC 606-10-55-90 and 55-91.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Amended Draft Registration Statement to present its revenue disaggregated by timing of revenue recognition, as prescribed by ASC 606-10-55-91. The disclosure now separately discloses the Company’s revenue by timing of revenue recognition, as detailed on page F-11, which include i) subscription-based arrangements, for which revenue is recognized on a straight-line basis over the contractual term, ii) consumption-based arrangements, for which revenue is recognized as services are delivered based on the amount of daily storage consumed, and iii) physical media revenue, for which revenue is recognized as devices for restoring or migrating data are delivered or as they are being provided to customers, respectively.

Furthermore, in addition to disaggregating revenue by timing of revenue recognition, the Company believes this disclosure also clearly presents disaggregation of its revenue by type of good or service, as subscription-based arrangements, consumption-based arrangements and physical media revenue make up all of the Company’s revenue.

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Tom MacMitchell
Frank Patchel
Backblaze, Inc.

Bennett Yee
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Stuart Bressman
White & Case LLP